FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of November 2010.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice Concerning Repurchase of Shares from Shareholders Dissenting to a Simplified Share Exchange Transaction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on November 19, 2010 in Kyoto, Japan

Notice Concerning Repurchase of Shares from Shareholders

Dissenting to a Simplified Share Exchange Transaction

Nidec Corporation (“Nidec”) (NYSE: NJ) entered into a simplified share exchange transaction with its consolidated subsidiary, Nidec Servo Corporation (“Nidec Servo”), pursuant to a share exchange agreement, as announced on April 26, 2010, as a result of which Nidec Servo became a wholly owned subsidiary of Nidec on October 1, 2010.

Nidec received requests for repurchase of shares from shareholders dissenting to this share exchange transaction in accordance with Article 797, Paragraph 1, of the Company Act, and repurchased shares in response to the requests, as described below.

1.	Number of shareholders dissenting to the share exchange transaction	13 shareholders
2.	Period during which repurchase requests were received	September 28, 2010 ～ September 30, 2010
3.	Number of shares requested to be repurchased	858,000 shares of common stock
4.	Number of shares repurchased	858,000 shares of common stock
5.	Consideration paid for shares repurchased	6,366,360,000 yen (7,420 yen per share)
6.	Date of repurchase	November 19, 2010
7.	Method of repurchase	Off-market transactions

-###-

3